                                                Filed Pursuant to Rule 424(b)(3)
                                                File Number 333-92659
PROSPECTUS

                                1,634,752 SHARES

                                    [LOGO]

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                            ------------------------

     The selling stockholders identified in the table beginning on page 9 of this prospectus are offering all of the shares. We will not receive any proceeds from the sale of the shares.

     Our common stock trades on the Nasdaq National Market under the symbol "GIFT." On December 10, 1999, the closing sale price of the common stock on Nasdaq was $10 1/8 per share.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS DECEMBER 23, 1999.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----

Forward-Looking Statements.................................................................................     ii

Gerald Stevens.............................................................................................      1

Risk Factors...............................................................................................      2

Use of Proceeds............................................................................................      8

Dividend Policy............................................................................................      8

Selling Stockholders.......................................................................................      9

Plan Of Distribution.......................................................................................     13

Management.................................................................................................     15

Related Party Transactions.................................................................................     19

Security Ownership of Beneficial Owners and Management.....................................................     20

Legal Matters..............................................................................................     21

Experts....................................................................................................     21

Incorporation of Information by Reference..................................................................     21

Where You Can Find More Information........................................................................     22

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current views with respect to future events and financial performance. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. Like any other business, we are subject to risks and other uncertainties that could cause these forward-looking statements to prove incorrect. In addition to general economic, business and market conditions, we are subject to risks and uncertainties that could cause these forward-looking statements to prove incorrect, including those stated in the "Risk Factors" section of this prospectus and the following:

          o Our ability to accomplish our anticipated growth strategies and to integrate acquired businesses.

          o Our need to improve our information systems.

          o Unexpected liabilities incurred in our acquisitions.

          o Our dependence on additional capital for growth.

          o A decline in customer discretionary spending.

          o Weather, governmental regulations, transportation problems or other factors that could prevent us from obtaining sufficient products when needed.

          o Our ability to maintain business relationships within the industry, including relationships with wire services, wholesalers, growers, importers and other florist shops.

          o Our ability to develop relationships with supermarkets, mass merchants, department stores and other businesses to expand our store-in-store operations.

          o Our ability to develop a profitable Internet business.

          o An inability to pursue potential transactions as a result of certain restrictions imposed on us to protect the pooling-of-interests accounting treatment of our April 30, 1999 merger with Gerald Stevens Retail.

                                   * * * * *

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information on our web sites is not incorporated into this document.

                                 GERALD STEVENS

     We are an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. We operate the largest company-owned network of floral specialty retail stores in the United States, with approximately 300 retail locations in 30 markets on December 1, 1999. We are building a national brand and transforming the retail floral industry by integrating our operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. We ultimately intend to provide all of our retail customers with a unique and enhanced shopping experience under the Gerald Stevens brand.

     Our national sales and marketing division permits us, through multiple distribution channels, including the Internet, dial-up numbers and direct mail, to serve customers who do not visit or phone our retail stores. This division includes National Flora, the largest yellow page advertiser of floral products, Calyx & Corolla, the largest direct marketer of flowers, The Flower Club, a leading corporate affinity marketer, and four primary websites. We currently promote these websites on leading Internet portals, including Yahoo! and Lycos. To ensure superior customer service and efficient order processing, we operate four national call centers. To distribute orders in markets where we do not have stores, we use several floral wire services and we operate Florafax, the fourth largest U.S. floral wire service, with approximately 5,000 member florists covering all 50 states.

     To provide the freshest and highest quality products to our retail customers, we operate our own sourcing operation. Our leading floral importer and wholesaler, AGA Flowers, has long-term supply agreements and other relationships to purchase cut flowers with many of the finest growers in the United States, Central America and South America. These supply arrangements help us to eliminate several steps in the floral distribution chain, ensuring a reliable source of high-quality products at favorable prices. By reducing the time needed to transport flowers from farms to our retail stores, we extend the vase life of our flowers, leading to greater customer satisfaction.

     We believe our execution of this integrated operating model will make the Gerald Stevens brand synonymous with superior service, quality and value and build the most recognized and respected floral and gift brand in the United States. Once established, we believe the Gerald Stevens brand will drive increased consumption of all of our products, particularly flowers.

     Gerald Stevens was incorporated in 1970. Our principal executive offices are located at 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954) 713-5000.

                                  RISK FACTORS

     There are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock. If any of the following risks, or other risks not presently known to us or that we currently believe not to be material, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

OUR POTENTIAL INABILITY TO IMPLEMENT OUR GROWTH STRATEGY

     Our business strategy will focus on growing our revenue and operations internally by opening new retail locations and expanding sales through other order-generation businesses, including our websites, as well as by making acquisitions of floral and gift businesses. The success of our growth strategy will depend on a number of factors including our ability to:

          o assess the value, strengths and weaknesses of acquisition candidates;

          o evaluate the costs and projected returns of expanding our operations;

          o expand our customer base;

          o market our products and services effectively over the Internet and through traditional media;

          o lease desirable store locations on suitable terms and complete construction on a timely basis;

          o promptly and successfully integrate acquired businesses and new retail locations with existing operations; and

          o obtain financing to support this growth.

     We may not be able to identify suitable acquisition candidates or locations for new stores. If we are not able to identify suitable acquisition candidates or if acquisitions of suitable candidates are prohibitively expensive, we may be forced to alter our growth strategy. Our growth strategy may affect short-term cash flow and net income as we increase our indebtedness and incur additional expenses. As a result, our operating results may fluctuate and our growth strategy may not result in improved profitability. If we fail to implement our growth strategy successfully, the market price of our common stock may decline and we may not be able to retain a sufficient portion of the customers of the retail stores that we acquire.

     We may expand our operations not only within our current lines of business, but also into other related and complementary businesses. Our entry into any new lines of business may not be successful, as we may lack the understanding and experience to operate profitably in new lines of business.

DEMANDS ON OUR RESOURCES DUE TO GROWTH

     Our anticipated growth could place significant demands on our management and our operational, financial and marketing resources. These demands are primarily due to our plans to:

          o acquire and integrate numerous floral and gift retailers;

          o open new locations;

          o increase the number of our employees;

          o expand the scope of our operating and financial systems;

          o broaden the geographic area of our operations;

          o increase the complexity of our operations;

          o increase the level of responsibility of management personnel; and

          o continue to train and manage our employee base.

     Our management and resources, now and in the future, may not be adequate to meet the demands resulting from our expected growth.

CONTINUED NET LOSSES COULD HINDER OUR GROWTH STRATEGY

     We experienced a loss during our most recent fiscal year. Our net loss for fiscal 1999 was $12.3 million, which included merger expense of $4.6 million and a non-cash compensation expense of $1.4 million related to non-plan stock options. If we incur net losses in future periods, we may not be able to implement our growth strategy in accordance with our present plans and our stock price may decline.

OUR FINANCIAL RESULTS MAY NOT BE INDICATIVE OF FUTURE RESULTS

     The financial statements incorporated by reference in this prospectus cover periods when Gerald Stevens and some of our acquired businesses were not under common control or management. These financial statements may not be indicative of our future financial condition, operating results, growth trends or prospects. We acquired our initial retail operations in our April 1999 merger with Gerald Stevens Retail. Gerald Stevens Retail was established in May 1998 and commenced operations in October 1998 upon completion of its acquisition of ten floral businesses. For the period from its inception to September 30, 1998, Gerald Stevens Retail was a development stage company with no revenue and generated a net loss of $2.1 million.

     You must evaluate our prospects in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of a new growth strategy. Our strategy of building a nationally branded floral and gift retailer and marketer may not lead to growth, profitability or increased market prices for our common stock.

WE NEED TO IMPROVE OUR INFORMATION SYSTEMS

     We need to improve and integrate our information systems. Although we invested approximately $5.5 million in fiscal 1999, and over the next two to three years we intend to invest approximately $15.0 million for our information systems, this budget may not be sufficient for our needs. We also need to hire more accounting and information systems personnel. We may experience delays, disruptions and unanticipated expenses in improving, implementing, integrating and operating our information systems. Failure to improve and fully integrate our information systems or failure to hire additional personnel could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

WE MAY HAVE DIFFICULTIES INTEGRATING ACQUIRED BUSINESSES WITH OUR COMPANY

     Until we complete and install our information systems, we will use and depend upon the information and operating systems of our acquired entities. We may not be able to efficiently combine our operations with those of the businesses we have acquired without encountering difficulties. These difficulties could result from having different and potentially incompatible operating practices, computers or other information systems. By consolidating personnel with different business backgrounds and corporate cultures into one company, we may experience additional difficulties. As a result, we may not achieve anticipated cost savings and operating efficiencies and we may have difficulties managing, operating and integrating our businesses.

WE MAY INCUR UNEXPECTED LIABILITIES WHEN WE ACQUIRE BUSINESSES

     During the acquisition process, we may not discover some of the liabilities of businesses we acquire. These liabilities may result from a prior owner's non-compliance with applicable federal, state or local laws. For example, we may be liable after an acquisition of a business for the prior owner's failure to pay taxes or comply with environmental regulations. Environmental liabilities could arise regardless of whether we own or lease our properties. While we will try to minimize our potential exposure by conducting investigations during the acquisition process, we will not be able to identify all existing or potential liabilities. We also generally will require each seller of an acquired business to indemnify us against undisclosed liabilities. In most cases, this indemnification obligation will be supported by deferring payment of a portion of the purchase price or other appropriate security. However, this indemnification may not be adequate to fully offset any undisclosed liabilities associated with the acquired business.

GOODWILL RESULTING FROM ACQUISITIONS MAY ADVERSELY AFFECT OUR RESULTS

     Goodwill and related amortization are expected to increase principally as a result of future retail floral business acquisitions, and the amortization of goodwill and other intangible assets could adversely affect our financial condition and results of operations. We have considered various factors, including projected future cash flows, in determining the purchase prices of our acquired retail floral and order generation businesses, and we do not believe that any material portion of the goodwill related to any of these acquisitions will dissipate over a period shorter than the expected useful life. However, our earnings in future years could be materially adversely affected if management later determines either that the remaining balance of goodwill is impaired or that a shorter amortization period is applicable.

WE WILL DEPEND ON ADDITIONAL CAPITAL FOR OUR GROWTH

     Our ability to remain competitive, sustain our expected growth and expand our operations largely depends on our access to capital. We anticipate making numerous acquisitions of floral businesses, which will require ongoing capital expenditures. We also expect to make expenditures to continue integrating the acquired floral businesses with our existing businesses. To date, we have financed capital expenditures and acquisitions primarily through private equity and our revolving bank credit facility. We have a $40 million revolving credit facility under which we have outstanding borrowings of approximately
$28.4 million at December 1, 1999. We are in discussions with a number of financial institutions in an effort to increase the revolving credit facility to between $50 and $75 million. We may not be successful in obtaining an increased credit facility. In addition, to execute our growth strategy and meet our capital needs, we plan to issue additional equity securities as part of the purchase price of future acquisitions and we may issue additional equity securities for cash in public or private offerings. Any of these transactions may have a dilutive effect on the interests of our stockholders. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our growth strategy or delay capital expenditures.

DEBT COVENANTS MAY RESTRICT OUR GROWTH

     Restrictive covenants contained in our credit facility may limit our ability to finance future acquisitions, new locations and other expansion of our operations. Credit facilities obtained in the future likely will contain similar restrictive covenants. These covenants may also require us to achieve specific financial ratios.

     With regard to acquisitions, our credit facility requires that, in the event that our consolidated leverage ratio is greater than 2.0 to 1.0, and the cash portion of the cost of a business acquisition exceeds $3.0 million, certain acquisition-specific covenants are applicable. These covenants include the requirement that at least 35% of the cost of an acquisition be paid in the form of common stock, that the proceeds of loans used to pay the cost of an acquisition cannot exceed three times the acquired company's earnings before interest, taxes, depreciation and amortization, and that the lender be provided certain financial information and give consent to the acquisition.

     Our credit facility also requires us to maintain financial ratios that limit total debt and capital expenditures. Consolidated debt in the future cannot exceed earnings before interest, taxes, depreciation and amortization by a ratio of 2.75 to 1.00 or exceed consolidated stockholders' equity. In addition, the ratio of EBIT plus lease payments to the sum of interest expense, current maturities of debt, cash income taxes and lease payments must not be less than 1.10 to 1.00 prior to December 31, 2000 and 1.25 to 1.00 thereafter. Capital expenditures cannot exceed $42 million for the 2000 fiscal year, $50 million for the 2001 fiscal year and $52 million for the 2002 fiscal year.

     Any of these covenants could become more restrictive over time. Our ability to respond to changing business and economic conditions and to secure additional financing for operating and capital needs may be significantly restricted by these covenants. Furthermore, we may be prevented from engaging in transactions including acquisitions that are important to our growth strategy. Any breach of these covenants could cause a default under our debt obligations and result in our debt becoming immediately due and payable. We are not certain whether we would have, or would be able to obtain, sufficient funds to make these accelerated payments.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE DUE TO SEASONALITY

     Unit sales of floral products have historically been seasonal, concentrated primarily in the second and third fiscal quarters as a result of holidays such as Christmas, Valentine's Day, Easter and Mother's Day. In contrast to the second and third fiscal quarters, the first and fourth fiscal quarters have relatively few flower-giving holidays. Negative fluctuations have been particularly pronounced and net losses have been incurred in these quarters. In the past, we have experienced, and we expect to continue to experience, quarterly variations in revenue and cash flows. Other factors that could cause quarterly variations include additional selling, general and administrative expenses to acquire and support new business and the timing and magnitude of capital expenditures. We intend to plan our operating expenditures based on revenue forecasts. Any revenue shortfall below these forecasts in any quarter would likely decrease our operating results for that quarter.

CUSTOMERS MAY REDUCE DISCRETIONARY PURCHASES OF FLOWERS AND GIFTS

     We believe that the floral and gift industry is influenced by general economic conditions, particularly by the level of personal discretionary spending by customers. As a result, the floral and gift industry could experience periods of decline and recession during economic downturns. The industry may experience sustained periods of decline in sales in the future. Any material decline in personal discretionary spending could have a negative effect on our business, financial condition, results of operations or prospects.

COMPETITION MAY ADVERSELY IMPACT OUR PERFORMANCE

     The floral and gift industry is highly competitive. Competition exists in each segment of the industry. We expect competition from:

          o flower growers, importers, wholesalers and bouquet companies, including Dole Food Company, Inc. and USA Floral Products, Inc.;

          o floral wire services, including FTD, Teleflora and AFS;

          o retailers including traditional floral and gift shops, supermarkets, mass merchandisers and garden centers; and

          o traditional and online order generators of floral and gift products, including 1-800-FLOWERS.

     In many of our markets, our competitors are larger and have greater financial resources than we do. The Gerald Stevens brand is new, and may not be marketed effectively by us. As a result, we may not be able to compete successfully against our existing competitors and any future competitors.

WE MAY INCUR ANTI-DUMPING LIABILITY

     The majority of flowers sold in the United States are grown in other countries. Flower-importing companies are subject to anti-dumping duties. Generally, if the United States Department of Commerce determines that a foreign grower sold flowers to an importer in the United States for a price less than the home market price or constructed value of the flowers, then the Commerce Department may impose an anti-dumping duty upon the importer. The precise amount of duty is calculated after a review of sales over a twelve-month period and a comparison of the prices of the United States sales with the prices of home market sales or constructed value. If we are required to pay a duty as a result of a Commerce Department anti-dumping review, it may have a material adverse effect on our business, financial condition, results of operations or prospects.

POLITICAL AND ECONOMIC EVENTS IN FOREIGN COUNTRIES MAY LIMIT SUPPLY OF FLOWERS

     Flowers are imported principally from countries in South America and Central America. The political and economic climate in several of these countries from time to time has been volatile. In some of these countries, this volatility has from time to time adversely affected many aspects of these countries' economies, including flower production. At times, this volatility has also impacted trade relations with the United States. As a result, future political and economic events in these flower-growing countries may reduce the production or export of flowers. Any adverse changes in the production or export of flowers from flower-producing countries could have a material impact on our business, financial condition, results of operations or prospects.

POTENTIAL ADVERSE EFFECTS OF BAD WEATHER IN FLOWER GROWING REGIONS

     The supply of perishable floral products depends significantly on weather conditions where the products are grown. Severe weather, including unexpected cold weather, may have an adverse effect on the available supply of flowers, especially at times of peak demand. For example, in order for a sufficient supply of roses to be available for sale on Valentine's Day, rose growing regions must not suffer a freeze or other harsh conditions in the weeks leading up to the holiday. Any shortages or disruptions in the supply of fresh flowers, or any inability on our part to procure our flower supply from alternate sources at acceptable prices in a timely manner, could lead to the inability to fulfill orders during periods of high demand, and the loss of customers.

WE MAY HAVE DIFFICULTIES TRANSPORTING FLOWERS

     The perishable nature of flowers requires the floral industry to have a transportation network that can move products quickly from the farm to the retailer. Flowers grown in South America and Central America are typically transported via charter flights to the United States, principally to Miami. After flowers arrive in Miami or other ports of entry, they are distributed throughout the United States primarily via refrigerated trucks. We cannot assure you that there will be no disruptions in service at Miami International Airport, fuel shortages, work stoppages in the air charter or trucking industries or other problems encountered in transporting flowers.

PROBLEMS WITH ORDER TRANSMISSION NETWORKS AND THE COMPATIBILITY OF OUR SYSTEMS

     A large percentage of floral industry revenue is dependent upon the ability of the party taking an order from a customer to transmit the order to a delivering florist outside the immediate geographic market.

     Over the past several years, this process has increasingly relied on electronic communications and computers to create networks that serve as the transmission medium for orders. We believe that a substantial number of floral industry participants use one or more of these networks, particularly FTD's Mercury network. In the event that one or more of these networks were to become disabled, or our systems were unable to communicate with the network or any other transmission medium, we may not be able to use our normal computer-based methods for communicating orders. In this event, we would either need to route orders via alternative wire services, requiring reconfiguration of the existing wire interfaces and programming logic, or be required to make individual telephone calls or send faxes to florists. Conducting business primarily through telephone and fax orders would cause us to operate in a slower and more costly manner. Any of these situations could have a negative impact on our business, financial condition, results of operations or prospects.

RELATIONSHIPS WITH FLORAL WIRE SERVICE BUSINESSES MAY DETERIORATE

     The retail floral industry has traditionally relied upon floral wire services, including FTD, Teleflora, AFS and our Florafax wire service business, to act as intermediaries to effectively manage, among other things, financial settlement among florists and serve as a clearinghouse for orders. To our knowledge, these intermediaries do not currently operate retail stores but do engage in other marketing and floral order generating activities. One or more of these wire services may seek to prohibit our order generation business or our retail operations from settling orders through their wire services, or using their technology to transmit orders. These actions may have a short-term material adverse impact on our business, financial condition, results of operations or prospects.

     Wire service intermediaries also provide financial rebates or incentives to those florists, order generators and other parties that transmit and/or financially settle a large number of orders through their system. These rebates and incentives provide a significant portion of our operating profit. Any change in the industry's rebate or incentive structure may have a short-term material impact on our business, financial condition, results of operations or prospects.

RELATIONSHIPS WITH MEMBER FLORISTS OF OUR WIRE SERVICE BUSINESS MAY DETERIORATE

     Some of the member florists of our Florafax wire service business may not want to continue as members if they perceive that we are in competition with them through our retail stores. This risk may be heightened when we acquire or open retail operations in markets where our member florists are located. Loss of member florists could have a negative impact on our business, financial condition, results of operations or prospects.

UNCERTAINTY OF INTERNET USE AND ITS IMPACT ON OUR BUSINESS

     We believe that the Internet and electronic commerce will play an increasingly important role in floral and gift-related merchandising and order taking over the coming years. As such, we intend to devote significant financial resources to our Internet operations. However, the use of the Internet and e-commerce by customers to purchase flowers and gifts may not increase as rapidly as we expect, and other purchasing mediums may replace the Internet. Additionally, unlike building traditional retail stores, where there is a limited amount of prime retail real estate and significant capital requirements, there are few barriers to entry on the Internet. Our competitors may be better funded or have other proprietary technologies or approaches to e-commerce that may make it difficult for us to compete on the Internet. In any of these instances, our business, financial condition, results of operation or prospects may be materially adversely impacted.

     In addition, if the use of the Internet for direct-from-grower sales does rapidly increase and such sales replace locally delivered floral arrangements, then the revenue we plan to generate by owning and operating numerous retail stores may be materially adversely affected. Also, as e-commerce becomes more prevalent and the use of Internet phone directories increases, the value we receive from advertisements in traditional phone books may decrease.

WE MAY FACE INCREASED GOVERNMENT REGULATION OF THE INTERNET

     There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of services. Changes in tax laws relating to electronic commerce could adversely affect our business. The applicability to the Internet of existing laws covering issues such as intellectual property, libel, personal privacy and other areas is uncertain and developing. New legislation or regulations could decrease growth in the use of the Internet, impose additional burdens on e-commerce or alter how we do business. This could decrease demand for our online product offerings, increase our cost of doing business, increase the costs of products sold on the Internet or otherwise have an adverse effect on our business, financial condition, results of operations and prospects.

YEAR 2000 ISSUE MAY ADVERSELY AFFECT OUR COMPUTER SYSTEMS AND OPERATIONS

     Businesses we acquire may not have taken appropriate steps to address their Year 2000 issues. Critical issues these companies must address include Year 2000 readiness of their telephone switches, voicemail systems, store server hardware and operating systems, and the business software installed on their store systems. Any businesses acquired that have not adequately addressed these issues pose immediate operational and financial risks. We may incur significant costs to replace or upgrade equipment and software to ensure Year 2000 compliance. These costs could have a negative impact on our business, financial condition, results of operations or prospects.

     Additionally, we may experience significant Year 2000-related operating problems. These problems may include our inability to:

          o input floral orders into the system;

          o communicate electronically with our retail stores;

          o communicate with vendors;

          o conduct accounting and banking functions; and

          o manage the business effectively due to lack of information.

     We may be materially adversely affected by any of these problems.

OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE LIMITED INDUSTRY EXPERIENCE

     Other than Ruth Owades, Kenneth Royer and Andrew Williams, none of our directors and executive officers have significant experience in the floral and gift industry. Our directors and executive officers may not ultimately be successful in the floral and gift industry. In addition, we believe that our success will depend to a significant extent upon the efforts and abilities of the senior management of companies that we acquire.

WE DEPEND HEAVILY ON OUR SENIOR MANAGEMENT

     We believe that our success will depend to a significant extent upon the efforts and abilities of our Chairman, Steven Berrard, our President and Chief Executive Officer, Gerald Geddis, our other executive officers and the senior management of the companies that we acquire. While we have entered into employment agreements with our executive officers and the senior management of some companies we have acquired, these individuals may not remain with us throughout the term of the agreements or thereafter. Our employment agreements with Mr. Geddis, Albert Detz and Adam Phillips terminate on December 31, 2000, our employment agreement with Steven Nevill terminates on February 2, 2001, and our employment agreement with Eleanor Callison terminates on September 27, 2001. We do not have "key person" life insurance policies covering any of our employees. We will likely also depend on the senior management of any significant business that we acquire in the future. If we lose the services of one or more of these key employees before we are able to attract qualified replacement personnel, our business could be adversely affected.

OUR SIGNIFICANT STOCKHOLDERS WILL BE IN A POSITION TO INFLUENCE CORPORATE ACTION

     As a result of its stock ownership and board representation, New River Capital Partners will be in a position to influence our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our other stockholders. New River Capital Partners owns 7,977,104 shares, or 17.8%, of our common stock. In addition, two of the nine members of our board of directors, including the Chairman of the Board, are representatives of New River Capital Partners. Our executive officers are deemed to beneficially own 12,303,984 shares of our common stock (which include the shares owned by New River Capital Partners), or approximately 27.4%. Although there are no agreements or understandings between New River Capital Partners and our executive officers as to voting, if such parties voted in concert they would exert significant influence over us.

OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock has been volatile and may be affected by a number of factors, including the announcement of acquisitions or other developments by us or our competitors, quarterly variations in our or other industry participants' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the floral and gift industry, sales of a substantial number of shares of our common stock in the public market, general market conditions, general economic conditions and other factors. Some of these factors may be beyond our control or may be unrelated to our results of operations or financial condition. Such factors may lead to further volatility in the market price of our common stock.

POSSIBLE DEPRESSING EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     We have issued a substantial number of shares of our common stock pursuant to our acquisition program, and we expect to issue additional shares of common stock as part of the purchase price for future acquisitions. The shares of common stock issued pursuant to our acquisition program, including the 1,634,752 shares we are registering by the registration statement of which this prospectus forms a part, will be registered with the Commission periodically, making them immediately available for resale. Also, we have issued to our employees, officers and directors options to purchase shares of our common stock. The shares issuable upon exercise of the options have been registered with the Commission. Any actual sales or any perception that sales of a substantial number of shares may occur could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of equity securities.

POSSIBLE DILUTION IN VALUE OF COMMON STOCK AND VOTING POWER

     If we issue additional shares of common stock, including shares that may be issued pursuant to option grants, earn-out arrangements and future acquisitions, purchasers of common stock may experience dilution in the net tangible book value per share of the common stock. In addition, because our stockholders do not have any preemptive right to purchase additional shares in the future, their voting power will be diluted by any issuance of shares.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to fund the development and growth of our business. Any payment of dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors. Our credit facility also restricts our ability to pay dividends.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder, the total number of shares of our common stock beneficially owned by each of the selling stockholders on the date of this prospectus, and the total number of shares of common stock that each selling stockholder may offer and sell pursuant to this prospectus. Of the 1,634,752 shares of common stock being offered, 1,623,558 shares were issued and outstanding as of the date of this prospectus and 11,194 shares were issuable upon the exercise of outstanding warrants held by some of the selling stockholders. Because the selling stockholders may offer all or a portion of the shares at any time and from time to time after the date hereof, the exact number of shares that each selling stockholder may retain upon completion of the offering cannot be determined at this time. No selling stockholder will own more than 1% of our common stock upon completion of this offering.

     To our knowledge, none of the selling stockholders has had any material relationship with us during the past three years, except as set forth in the footnotes to the table.

                                                                                                  NUMBER OF SHARES
                                                                     NUMBER OF SHARES             BEING OFFERED FOR
                                                                     BENEFICIALLY OWNED PRIOR     SELLING STOCKHOLDERS'
SELLING STOCKHOLDERS                                                 TO THE OFFERING(1)               ACCOUNT
------------------------------------------------------------------   ------------------------     ----------------------
Karen Akin(2).....................................................              14,275                      14,275
Robert A. Azzaro(3)...............................................              18,481                      18,481
Thomas N. Barr(4).................................................                 613                          80(5)
Alvin H. Baum, Jr.(4).............................................              11,668                         404(5)
Teri K. Bearden(6)................................................               1,811                       1,811
Bonnie S. Bennett(7)..............................................               1,016                       1,016
Robert A. Bernhard(4).............................................              20,123                         624(5)
James Bliek(8)....................................................               1,015                       1,015
The Blossom Shop, Inc.(9).........................................               9,524                       9,524
Brian R. Bolke(10)................................................               6,353                       6,353
Susan Bone(11)....................................................               3,192                       3,192
Harold S. Breneman(12)............................................               1,986                       1,986
Anthony Brewer(13)................................................               3,062                       3,062
Mark Brewer(13)...................................................               2,297                       2,297
Alfonso Javier Brun(14)...........................................               7,968                       7,968
Sonia Y. Brun(14).................................................               7,967                       7,967
E.B. Castro(15)...................................................              20,637                      20,637
Ellen Castro(15)..................................................                 696                         696
Eloise Castro(15).................................................                 696                         696
Cede & Co.(7).....................................................               2,937                       2,937
D&M Knox, Inc.(16)................................................                 635                         635
DGH Associates, Inc.(17)..........................................               9,780                       9,780
Michael and Debra Delaney(18).....................................              10,910                      10,910
Richard A. Demarest(7)............................................                 694                         694
Robert H. Dench(4)................................................              38,579                       2,422(5)
Charles K. DeVane(19).............................................               4,746                       4,746
deWilde Family Trust U/A/D 6/21/90(4).............................              18,776                         604(5)
C. A. Edwards(20).................................................                 858                         858
Jane H. Edwards(20)...............................................                 857                         857
Paul C. Ferrrara(21)..............................................               6,074                       6,074
Fernanda S. Franco(21)............................................               6,323                       6,323
Deborah B. Geddes and Francis V. Geddes(22).......................               4,688                       4,688
Kara L. Gehman(12)................................................                 993                         993
Avram Goldberg(4).................................................               7,988                         794(5)

                                                                                                  NUMBER OF SHARES
                                                                     NUMBER OF SHARES             BEING OFFERED FOR
                                                                     BENEFICIALLY OWNED PRIOR     SELLING STOCKHOLDERS'
SELLING STOCKHOLDERS                                                 TO THE OFFERING(1)               ACCOUNT
------------------------------------------------------------------   ------------------------     ---------------------
Carol Goldberg(4).................................................               7,992                         794(5)
Mr. and Mrs. William Gould(4).....................................              11,668                         404(5)
Connie S. Grainger as Custodian for Adam S. Grainger(12)..........                 993                         993
Connie S. Grainger as Custodian for Brett S. Grainger(12).........                 993                         993
Connie S. Grainger(12)............................................               2,186                       2,186
Cynthia Green(23).................................................               4,537                       4,537
Lois H. Greene & Harold A. Greene(7)..............................                 630                         630
John S. and Christie L. Grey(24)..................................               8,955                       8,955
Robert S. Grocki and Elizabeth A. Grocki(25)......................               4,573                       4,573
Wycliffe Grousbeck(4).............................................                 283                           3(5)
Earle S. Guffey(26)...............................................             281,318                     281,318
Ronald B. Gumz and Beth B. Gumz(27)...............................              12,904                      12,904
David Hale(8).....................................................               1,016                       1,016
Warren T. Hall and R. Maxine Hall(28).............................               1,160                       1,160
Martha Hoppe(29)..................................................               2,425                       2,425
Nancy Hudson(4)...................................................                 403                          70(5)
Cynthia H. Joseph(30).............................................               4,203                       4,203
George P. Joseph III(30)..........................................               4,203                       4,203
The Juniper Company(4)............................................              26,905                       2,422(5)
John Kobylinski and Sally Kobylinski(31)..........................              13,222                      13,222
Starr Rene Lassalle(18)...........................................                 404                         404
Laurence C. Leeds, Jr.(4).........................................              14,643                         604(5)
Manfred Lindow(32)................................................              15,877                      15,877
Armando F. Luna(15)...............................................               3,159                       3,159
Ed Machek(33).....................................................               6,750                       6,750
Jim Mains(34).....................................................              79,912                      79,912
Pat Mains(34).....................................................              79,911                      79,911
Marelo Corporation(35)............................................              18,202                      18,202
Fred E. Mayer(36).................................................               7,150                       7,150
Bernard McCall(32)................................................              15,877                      15,877
Brian McCarthy(37)................................................              15,769                      15,769
Luther Menke(38)..................................................               9,168                       9,168
Kenneth D. Merrill(36)............................................               7,150                       7,150
Ralph Miller(39)..................................................               3,150                       3,150
Deborah Morales and Stephen Morales(40)...........................               1,701                       1,701
National Floral Services, Inc.(41)................................              52,364                      52,364
Nettie's Flower Garden, Inc.(6)...................................              13,604                      13,604
Alan Niederman(32)................................................              15,877                      15,877
Martin R. Noblit(42)..............................................               8,727                       8,727
David N. Nutt(4)..................................................               5,026                         317(5)
Darlene O'Brien(23)...............................................               9,071                       9,071
John Ogrodnik(43).................................................               4,193                       4,193
Richard Paddock(13)...............................................               2,297                       2,297
David Pagenstecher(44)............................................               1,948                       1,948
Susan Pagenstecher(44)............................................               1,948                       1,948

                                                                                                  NUMBER OF SHARES
                                                                     NUMBER OF SHARES             BEING OFFERED FOR
                                                                     BENEFICIALLY OWNED PRIOR     SELLING STOCKHOLDERS'
SELLING STOCKHOLDERS                                                 TO THE OFFERING(1)               ACCOUNT
------------------------------------------------------------------   ------------------------     ---------------------
Bruce Patterson(23)...............................................              31,752                      31,752
Robert A. and Patricia T. Pergler(45).............................               4,082                       4,082
George B. Province(46)............................................                 667                         667
George W. Province(46)............................................                 666                         666
Ragen International(4)............................................               4,636                         604(5)
T. Winston Regan(4)...............................................               1,217                         160(5)
David L. and Lynne A. Reeves(47)..................................              40,831                      40,831
JoAnn McCleese-Rosol(48)..........................................              11,736                      11,736
Marc Rovetti(49)..................................................              33,361                      33,361
Mary Russell(50)..................................................              23,188                      23,188
Mohammed and Hasna Salam(51)......................................              11,452                      11,452
Richard M. Salem(4)...............................................              35,517                         434(5)
Richard B. Herzog and Jean B. Schneider(52).......................              28,236                      28,236
Richard Sobelman(32)..............................................              15,877                      15,877
Richard Spillman(53)..............................................              28,502                      28,502
Cynthia L. Sproule(54)............................................               4,908                       4,908
John H. and Maria L. Steinbach(21)................................                 405                         405
Ashlie B. Stephenson(12)..........................................                 993                         993
Betty M. Stephenson(12)...........................................               7,944                       7,944
Harry L. Stephenson(12)...........................................              29,792                      29,792
Harry L. Stephenson II(12)........................................              75,474                      75,474
Janet I. Stephenson(12)...........................................               1,986                       1,986
Arthur and Shirley Stone(7).......................................              24,657                      24,657
Ben H. Tooke, Jr.(55).............................................               9,767                       9,767
Gary Vanek(44)....................................................               1,948                       1,948
Gary Vanek as Custodian for Cortney Tucker(44)....................               1,298                       1,298
Gary Vanek as Custodian for Kati Tucker(44).......................               1,298                       1,298
Sandra Vanek(44)..................................................               1,948                       1,948
Basil M. Vergato(56)..............................................             143,035                     143,035
Bruce A. Vergato(56)..............................................              24,408                      24,358
Michael A. Vergato(56)............................................             119,173                     119,173
Mark A. Wagnon(19)................................................               4,747                       4,747
Karla Walton(57)..................................................               2,748                       2,748
Brad and Jeanette Weinstock(58)...................................               5,411                       5,411
Mr. and Mrs. Fredrick M. Weis(4)..................................              13,272                         454(5)
Tamra Tucker Whelan(44)...........................................               2,598                       2,598
John Christopher Whanger(10)......................................               6,352                       6,352
Paula Wood Family Trust #1(59)....................................              51,326                      51,326
Nanette Wright(6).................................................               3,044                       3,044
                                                                            ----------                  ----------
                                                                             1,842,917                   1,634,752
                                                                            ----------                  ----------
                                                                            ----------                  ----------

------------------
 (1) As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling stockholder has beneficial ownership with respect to his/her shares of common stock.
 (2) Held ownership interest in Apples to Zinnias prior to Gerald Stevens' acquisition of certain assets thereof.
 (3) Held ownership interest in San Francisco Floral prior to Gerald Stevens' acquisition of certain assets thereof.
 (4) Held ownership interest in Calyx & Corolla prior to Gerald Stevens' acquisition of the ownership interests therein.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
 (5) Consists of shares of our common stock issuable upon the exercise of outstanding warrants held by the selling stockholder.
 (6) Held ownership interest in Nettie's Flower Garden, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
 (7) Held ownership interest in Buning The Florist prior to Gerald Stevens' acquisition of the ownership interests therein.
 (8) Held ownership interest in Flowers by Davids Square prior to Gerald Stevens' acquisition of certain assets thereof.
 (9) Held ownership interest in The Blossom Shop prior to Gerald Stevens' acquisition of certain assets thereof.
(10) Held ownership interest in Avant Garden prior to Gerald Stevens' acquisition of the ownership interests therein.
(11) Held ownership interest in Anderson's prior to Gerald Stevens' acquisition of certain assets thereof.
(12) Held ownership interest in Stephenson's Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(13) Held ownership interest in Nature Nook prior to Gerald Stevens' acquisition of the ownership interests therein.
(14) Held ownership interest in Bloomingfield's Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(15) Held ownership interest in The Rose Shop prior to Gerald Stevens' acquisition of the ownership interests therein.
(16) Held ownership interest in Flowers by Posie Post prior to Gerald Stevens' acquisition of certain assets thereof.
(17) Held ownership interest in Jory's Flowers & Gifts prior to Gerald Stevens' acquisition of certain assets thereof.
(18) Held ownership interest in Lyal Nickals prior to Gerald Stevens' acquisition of certain assets thereof.
(19) Held ownership interest in Atlanta Premier Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(20) Held ownership interest in Buddy's Flower and Gift Shop, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(21) Held ownership interest in Franco's Florist & Gifts prior to Gerald Stevens' acquisition of certain assets thereof.
(22) Held ownership interest in Flamingo Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(23) Held ownership interest in Atlanta Wildflowers prior to Gerald Stevens' acquisition of certain assets thereof.
(24) Held ownership interest in Chula Vista Florist Co. prior to Gerald Stevens' acquisition of certain assets thereof.
(25) Held ownership interest in Jean Reba's prior to Gerald Stevens' acquisition of certain assets thereof.
(26) Held ownership interest in Johnston the Florist, Inc. prior to Gerald Stevens' acquisition of the ownership interests therein.
(27) Held ownership interest in Gumz Flowers, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(28) Held ownership interest in Leisure World Floral, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(29) Held ownership interest in Shaw Florist, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(30) Held ownership interest in Flowers by Cindy prior to Gerald Stevens' acquisition of certain assets thereof.
(31) Held ownership interest in Orlando Flower Mart prior to Gerald Stevens' acquisition of certain assets thereof.
(32) Held ownership interest in Flower Boutique, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(33) Acquired upon option exercise.
(34) Held ownership interest in A-Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(35) Held ownership interest in Especially for You (Marelo Corp.) prior to Gerald Stevens' acquisition of certain assets thereof.
(36) Held ownership interest in Wilson's Flowers, Inc. prior to Gerald Stevens' acquisition of the ownership interests therein.
(37) Held ownership interest in McCarthy Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(38) Held ownership interest in Zen Floral Industry prior to Gerald Stevens' acquisition of certain assets thereof.
(39) Held ownership interest in McCullough Flowers & Antiques prior to Gerald Stevens' acquisition of the ownership interests therein.
(40) Held ownership interest in Holiday Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(41) Held ownership interest in Blanton Niday prior to Gerald Stevens' acquisition of certain assets thereof.
(42) Held ownership interest in Dearborn Flower Shoppe prior to Gerald Stevens' acquisition of certain assets thereof.
(43) Held ownership interest in Andrade's Flower's prior to Gerald Stevens' acquisition of certain assets thereof.
(44) Held ownership interest in Mary Jane Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(45) Held ownership interest in The Ivy Door prior to Gerald Stevens' acquisition of certain assets thereof.
(46) Held ownership interest in Hartman Flowers & Horne Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(47) Held ownership interest in San Diego Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(48) Held ownership interest in Flowers by Jo prior to Gerald Stevens' acquisition of certain assets thereof.
(49) Held ownership interest in Rossi & Rovetti Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(50) Held ownership interest in Rosewood Florists prior to Gerald Stevens' acquisition of certain assets thereof.
(51) Held ownership interest in Mo-een Corp. prior to Gerald Stevens' acquisition of certain assets thereof.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
(52) Held ownership interest in Orlando Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(53) Held ownership interest in Donofrio Floral Co. prior to Gerald Stevens' acquisition of certain assets thereof.
(54) Held ownership interest in Vallejo City Floral Company, Inc. prior to Gerald Stevens' acquisition of certain assets thereof.
(55) Held ownership interest in Pine Hills Florist, Inc. prior to Gerald Stevens' acquisition of the ownership interests therein.
(56) Held ownership interest in Shackelford and Maxwell's, Inc. prior to Gerald Stevens' acquisition of the ownership interests therein.
(57) Held ownership interest in Mona's prior to Gerald Stevens' acquisition of certain assets thereof.
(58) Held ownership interest in Sunnyside Florists as prior to Gerald Stevens' acquisition of certain assets thereof.
(59) Held ownership interest in Trimbee's and the Flowerman prior to Gerald Stevens' acquisition of the ownership interest therein.

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell or distribute some or all of the shares of common stock offered by this prospectus from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions on Nasdaq, privately negotiated transactions or in the over-the-counter market, or in a combination of such transactions or by any other legally available means. These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in these transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, and, if they act as agent for the purchaser of the shares being sold, from the purchaser. The discounts, concessions or commissions given to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees and pledges of the selling stockholders, or by other persons acquiring shares offered by this prospectus and who wish to offer and sell these shares under circumstances requiring or making desirable its use. If required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The selling stockholders and any underwriters, brokers, dealers or agents that participate in a distribution of the shares offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares offered by this prospectus may not simultaneously engage in market activities with respect to our common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares offered by this prospectus. Any of those rules or regulations may affect the marketability of our common stock.

     We will pay substantially all of the expenses incident to the offering of the shares offered by the selling stockholders to the public pursuant to this prospectus other than commissions and discounts of underwriters, brokers, dealers or agents. The selling stockholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of these shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against some of the liabilities they may incur, including certain liabilities under the Securities Act.

     Although we have no obligation to permit the selling stockholders to offer shares under this prospectus in an underwritten offering, if any shares offered by the prospectus are sold in an underwritten offering, those shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any offering of this kind and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in the supplement if any shares are purchased.

     If any shares offered by this prospectus are sold in an underwritten offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common stock on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Regulation M under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with the offering and purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the common stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this prospectus is a part and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In order to comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our common stock may not be sold unless it has been registered or qualified for sale in the state or an exemption form registration or qualification is available and we comply with the exemption.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                       AGE   POSITION
---------------------------------------    ---   -------------------------------------------------------
Steven R. Berrard......................    44    Chairman of the Board
Gerald R. Geddis.......................    49    Chief Executive Officer, President and Director
Eleanor Marcus Callison................    45    Senior Vice President and Chief Marketing Officer
Albert J. Detz.........................    51    Senior Vice President and Chief Financial Officer
Steven J. Nevill.......................    35    Senior Vice President and Chief Information Officer
Adam D. Phillips.......................    36    Senior Vice President, Chief Administrative Officer,
                                                  Secretary and Director
Thomas C. Byrne........................    37    Director
Robert L. Johnson......................    53    Director
Ruth M. Owades.........................    51    Director
Kenneth G. Puttick.....................    52    Director
Kenneth Royer..........................    68    Director
Andrew W. Williams.....................    47    Director

     Steven R. Berrard has served as a member of our board of directors since April 1999, and as Chairman of the Board since October 1999. In 1997,
Mr. Berrard co-founded, with Mr. Byrne, New River Capital Partners, a private equity firm with an investment strategy focused on branded specialty retail, e-commerce and education, and he controls New River's managing general partner. Mr. Berrard served as Co-Chief Executive Officer of AutoNation, Inc. (formerly known as Republic Industries, Inc.) from October 1996 until September 1999. During his tenure, AutoNation became the world's largest automotive retailer with over 380 dealerships throughout the United States and also owned and operated the Alamo Rent-A-Car, National Car Rental System and CarTemps USA auto rental businesses. From September 1994 through March 1996, Mr. Berrard served as President and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom, Inc., the world's largest video store operator. From January 1993 to September 1994, Mr. Berrard served as President and Chief Operating Officer of Blockbuster. Mr. Berrard joined Blockbuster in June 1987 as Senior Vice President, Treasurer and Chief Financial Officer, and he became a director of Blockbuster in May 1989. In addition, Mr. Berrard served as President and Chief Executive Officer and a director of Spelling Entertainment Group Inc., a televised and filmed entertainment producer and distributor, from March 1993 through March 1996, and served as a director of Viacom from September 1994 until March 1996. Mr. Berrard presently serves as a director of Boca Resorts, Inc., which owns and operates luxury resorts, arena and entertainment facilities and a professional sports franchise.

     Gerald R. Geddis has served as a member of our board of directors and as our Chief Executive Officer and President since April 1999. He co-founded Gerald Stevens Retail with Mr. Berrard in May 1998 and served as its Chief Executive Officer and President until its merger with us on April 30, 1999. From 1988 to 1996, Mr. Geddis served in various executive positions at Blockbuster. He served Blockbuster as President from 1995 to 1996, and as Chief Operating Officer in 1996. During his tenure at Blockbuster, Mr. Geddis was involved in all facets of the company's operations, including worldwide store operations, merchandising, marketing and training. For the 17 years prior to 1988, Mr. Geddis served in various positions with Tandy Corporation, the owner and operator of Radio Shack stores.

     Eleanor Marcus Callison has served as our Senior Vice President and Chief Marketing Officer since September 1999. From September 1997 until joining Gerald Stevens, she was Vice President--Advertising for Hallmark Cards, Inc., where she was responsible for the planning, development, and execution of all Hallmark consumer communications, brand advertising, database marketing and consumer affairs. In the 16 years before she joined Hallmark, Ms. Callison held various positions, most recently senior vice president, at Leo Burnett Advertising USA, where she had responsibility for numerous large retail accounts, including McDonald's, Disney and Kraft Foods.

     Albert J. Detz has served as our Senior Vice President and Chief Financial Officer since April 30, 1999. Prior to joining Gerald Stevens Retail in July 1998 as its Senior Vice President and Chief Financial Officer, Mr. Detz worked at Blockbuster from 1991 to 1997, having most recently served as Senior Vice President and Chief Financial Officer from October 1994 to June 1997. Prior to Blockbuster, Mr. Detz served in various finance-related positions, including Vice President, Corporate Controller, for 11 years within the Computer Systems Division of Gould Electronics, Inc., and at Encore Computer Corporation. Prior to these experiences, Mr. Detz worked in the audit department of Coopers & Lybrand. Additionally, Mr. Detz provides consulting services to Data Core Software Corporation, a development stage business.

     Steven J. Nevill has served as our Senior Vice President and Chief Information Officer since April 30, 1999. From March 1996 until joining Gerald Stevens Retail as Senior Vice President in February 1999, Mr. Nevill was a principal at Kurt Salmon Associates where he was responsible for a wide variety of projects, including information systems strategy, systems development, logistics assessment and re-engineering. From 1991 until March 1996, Mr. Nevill was Director of Strategic Services for the American Retail Group where he was involved in the creation of strategic plans, development and implementation of new systems and technology platforms for all functions, and a variety of special systems initiatives.

     Adam D. Phillips, a member of our board of directors since October 1999, has served as our Senior Vice President, Chief Administrative Officer and Secretary since April 1999. Mr. Phillips also served as our General Counsel from April 1999 until November 1999. From January 1998 until joining Gerald Stevens Retail as Senior Vice President in July 1998, Mr. Phillips was a shareholder of the law firm of Akerman, Senterfitt & Eidson, P.A. in Fort Lauderdale, Florida. From 1993 through 1997, Mr. Phillips served in various capacities at Blockbuster, having most recently served as Executive Vice President, Chief Administrative Officer and General Counsel in 1996 and 1997. While at Blockbuster, Mr. Phillips was responsible for the company's legal, human resources and communications departments. Prior to joining Blockbuster, Mr. Phillips was associated with the law firm of Kirkland & Ellis in Chicago, Illinois.

     Thomas C. Byrne has served as a member of our board of directors since April 1999. Currently, Mr. Byrne is a limited partner of New River Capital Partners and controls an administrative partner of New River Capital Partners. Prior to co-founding New River Capital Partners with Mr. Berrard in 1997,
Mr. Byrne served in various executive positions at Blockbuster from 1989 to 1997, most recently as Vice Chairman in 1997 where his responsibilities included Business Development, Technology and Online Operations. Additionally, Mr. Byrne led the development of several new retail concepts. Mr. Byrne is a certified public accountant and prior to joining Blockbuster was employed with KPMG Peat Marwick.

     Robert L. Johnson has served as a member of our board of directors since October 1999. Mr. Johnson founded BET Holdings, Inc., a diversified media holding company which owns Black Entertainment Television, in 1980. He has served as BET's Chairman and Chief Executive Officer since March 1996, and prior to that, also as its President. Mr. Johnson is also Chairman and President of District Cablevision, Inc., a cable operator in the District of Columbia. He is a director of U.S. Airways Group, Inc., Hilton Hotels Corp. and General Mills, Inc.

     Ruth M. Owades began service as our director in August 1999 in connection with our acquisition of Calyx & Corolla, Inc. Ms. Owades founded Calyx & Corolla in 1988 and has served as its Chief Executive Officer since that time.
Ms. Owades has served as a director of Providian Financial Corp. from May 1998 until present and of J. Jill Group, Inc. from June 1997 until present.

     Kenneth G. Puttick has served as a member of our board of directors since January 1995. Mr. Puttick is President and owner of Tiffany Scott Cadillac, in Vero Beach, Florida. Mr. Puttick has been in the retail automobile business since 1968. Mr. Puttick also has owned and operated several retail and real estate businesses.

     Kenneth Royer has served as a member of our board of directors since
April 30, 1999. Prior to joining Gerald Stevens Retail in October 1998,
Mr. Royer had been serving as a consultant in the floral industry. For over 40 years, Mr. Royer was Chairman of the Board of Directors of Royer's Flowers, a privately owned floral retailer. Founded in 1945, Royer's Flowers, by 1998, had become one of the five largest florists in the United States with 35 locations in central Pennsylvania. Mr. Royer has served as Chairman of the Retail Council of the Society of American Florists, and also has served as director of the Society of American Florists. Mr. Royer also has served as Chairman of the American Florists Marketing Council and recently completed a term as Treasurer of the American Florists Endowment. A regular speaker at national florist conventions, Mr. Royer writes a regular column for The Florist Review entitled "Royer on Retailing" and in 1998 authored a book on the floral industry entitled Retailing Flowers Profitably.

     Andrew W. Williams has served as a member of our board of directors since December 1988. Mr. Williams served as Chairman of the Board of Directors from November 1992 until April 1999 and as Chief Executive Officer from September 1994 until April 1999. Since 1978 Mr. Williams has been a certified public accountant practicing principally in Vero Beach, Florida. He has served as President and Director of Confidential Investment Services, Inc., a privately held investment company, since April 30, 1999.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following Summary Compensation Table contains information concerning the compensation of (a) Andrew W. Williams, who served as Chief Executive Officer through April 30, 1999; (b) Gerald R. Geddis, who has served as Chief Executive Officer since May 1, 1999; and (c) our other three executive officers who were serving as such at the end of our 1999 fiscal year. Some of the information has been omitted from the Summary Compensation Table because it is not applicable or because it is not required under the rules of the Commission.

                                                                                                   LONG-TERM
                                                                                                  COMPENSATION
                                                                                           --------------------------
                                                                                            NO. OF
                                                           ANNUAL COMPENSATION              SHARES
                                                   ------------------------------------    UNDERLYING
                                         FISCAL                            OTHER ANNUAL     OPTIONS      ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR       SALARY      BONUS      COMPENSATION     GRANTED      COMPENSATION
--------------------------------------   ------    --------    --------    ------------    ----------    ------------
Gerald R. Geddis(a) ..................    1999     $ 50,000    $      0       $    0        $      0        $    0
  President, Chief Executive              1998           --          --           --              --            --
  Officer And Director                    1997           --          --           --              --            --
Andrew W. Williams(b) ................    1999       81,729      53,818        3,200(d)            0         2,042(e)
  Director and Former                     1998      127,042      20,000        4,800(d)            0         2,042(e)
  Chief Executive Officer                 1997      105,241      67,500        4,800(d)      150,000         2,856(e)
Albert J. Detz(c) ....................    1999       33,333           0            0               0             0
  Senior Vice President and               1998           --          --           --              --            --
  Chief Financial Officer                 1997           --          --           --              --            --
Steven J. Nevill(c) ..................    1999       50,000      25,000            0               0        29,983(f)
  Senior Vice President and               1998           --          --           --              --            --
  Chief Information Officer               1997           --          --           --              --            --
Adam D. Phillips (c) .................    1999       33,333           0            0               0             0
  Senior Vice President,                  1998           --          --           --              --            --
  Chief Administrative Officer and        1997           --          --           --              --            --
  Secretary

------------------
(a) Mr. Geddis became President and Chief Executive Officer on May 1, 1999 upon completion of the merger with Gerald Stevens Retail. No information is provided for periods prior to May 1, 1999, because Mr. Geddis was not employed by Gerald Stevens prior to such date.

(b) Mr. Williams served as President and Chief Executive Officer through April 30, 1999.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
(c) Messrs. Detz, Nevill and Phillips became executive officers on May 1, 1999. No information is provided for periods prior to May 1, 1999, because Messrs. Detz, Nevill and Phillips were not employed by Gerald Stevens prior to that date.

(d) Represents payments made for a company-provided vehicle.

(e) Represents company-matching contributions under a 401(k) plan.

(f) Represents reimbursement of moving expenses in connection with the hiring of Mr. Nevill.

     Stock Options. Gerald Stevens granted no options to the executive officers named in the Summary Compensation Table in its 1999 fiscal year.

     The following table contains information concerning stock options exercised in the 1999 fiscal year, including the "value realized" upon exercise (the difference between the total purchase price of the options exercised and the market value, on the date of exercise, of the shares acquired), and the value of unexercised "in-the-money" options held on August 31, 1999 (the difference between the aggregate purchase price of all such options held and the market value of the shares covered by such options on August 31, 1999).

                                                     OPTION EXERCISES IN FY 1999 AND OPTION VALUES AT 8/31/99
                                          -------------------------------------------------------------------------------
                                           NO. OF                     NO. OF SHARES
                                           SHARES                      UNDERLYING               VALUE OF UNEXERCISAD
                                          ACQUIRED                 UNEXERCISED OPTIONS              IN-THE-MONEY
                                             ON         VALUE          ON 8/31/99                OPTIONS ON 8/31/99
NAME                                      EXERCISE    REALIZED     EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
---------------------------------------   --------    ---------    -------------------------    -------------------------
Gerald R. Geddis.......................          0           $0               0/13,500                   $0/$111,125
Andrew W. Williams.....................    150,000    1,532,475              175,000/0                   1,389,750/0
Albert J. Detz.........................          0            0           8,437/72,563                93,073/593,178
Steven J. Nevill.......................          0            0               0/54,000                     0/369,500
Adam D. Phillips.......................          0            0          8,437/113,063                93,073/814,053

MANAGEMENT INCENTIVE STOCK PLAN

     Our board of directors adopted the Management Incentive Stock Plan on October 26, 1995. The stockholders approved this plan on January 30, 1996. Under the Management Incentive Stock Plan, we may periodically grant employees market-based awards, including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance share awards. We grant these awards to those individuals whose judgment, initiative and efforts contribute to our success. Each individual award is established by an award agreement with the participant which sets forth the terms and conditions applicable to the award. The exercise price of an option is determined at the time of the grant. The exercise price may not be less than the fair market value of the shares of our common stock subject to the award on the date of grant.

     We did not grant options to any executive officer during our fiscal year ended August 31, 1998. As of the date of this document, 389,355 shares of our common stock subject to options under the Management Incentive Stock Plan are outstanding. In addition, 1,584,206 shares of our common stock subject to options which we assumed in connection with acquisitions, 180,000 shares of our common stock subject to options granted under our former Nonemployee Directors Plan and 30,000 shares of our common stock subject to non-plan options are outstanding.

     We have no long term incentive plan, pension plan or other plan as defined by the rules and regulations of the Securities and Exchange Commission except for the Management Incentive Stock Plan.

EMPLOYMENT AGREEMENTS

     We have employment agreements with each of our executive officers. Each agreement provides that the executive officer will receive an annual base salary of $150,000. In addition, each executive officer will be eligible for an annual bonus of up to 20% of his base salary, based on the achievement of certain corporate goals and objectives. If any executive officer is terminated "without cause" or if the executive officer elects to terminate employment for "good reason," in each case as defined in the employment agreement, then the executive officer will be entitled to continue to receive the base salary and bonus through the end of the employment term, and all of such executive officer's unvested stock options will automatically vest on the date of termination and will be exercisable in full. In addition, following a change of control, all unvested stock options held by Messrs. Detz and Phillips will automatically vest and will be exercisable in full. Each of our executive officers is also subject to confidentiality obligations as well as to non-compete and non-solicitation covenants during the term of employment and for a two-year period following termination of employment. The employment agreements with Messrs. Geddis, Detz and Phillips terminate on December 31, 2000, the employment agreement with Mr. Nevill terminates on February 2, 2001 and the employment agreement with Ms. Callison terminates on September 27, 2001.

     We also have an employment agreement with Ms. Owades on substantially the same terms as those described above except that Ms. Owades' annual base salary is $185,000. Ms. Owades' employment agreement terminates on July 30, 2001.

DIRECTORS' COMPENSATION

     Under the compensation program for nonemployee directors each nonemployee director receives (a) an annual retainer of $20,000; (b) an additional $1,000 for each board meeting in excess of four meetings per year; (c) $750 for each committee meeting attended (except that committee chairs receive $1,000 per committee meeting); and (d) an annual grant of options to purchase up to 2,500 shares of Common Stock at the fair market value of the stock on the date of grant.

     Nonemployee directors are reimbursed for expenses they incur in attending board of directors' and committee meetings.

                           RELATED PARTY TRANSACTIONS

     In connection with our acquisition of Royer's Flower Shops, we assumed five leases which were entered into in July 1994 between Royer's Flower Shops, as tenant, and Kenneth Royer and his spouse, as landlord. The leases are for retail flower shops which we own and operate in central Pennsylvania. The aggregate annual rent payable by us to Mr. and Mrs. Royer for the five floral shop leases is approximately $260,000. We believe that each of the leases is on terms no less favorable than could be obtained from third parties for comparable retail space in the same markets.

               SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 1, 1999 information regarding the beneficial ownership of our common stock, including shares which the individuals have the right to acquire within 60 days upon the exercise of outstanding options and warrants. The table lists (1) each person known to us to beneficially own more than 5% of our common stock, (2) each of our directors,
(3) each of our named executive officers and (4) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each person or party is 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301, our principal business address.

NAME OF BENEFICIAL OWNER                                                                        SHARES      PERCENT
-------------------------------------------------------------------------------------------   ----------    -------
New River Capital Partners, L.P............................................................    7,977,104      17.8%
  100 S.E. Third Avenue
  Ft. Lauderdale, Florida 33394
Gerald R. Geddis (1) ......................................................................    3,455,380       7.7%
Albert J. Detz (2) ........................................................................      354,375         *
Adam D. Phillips (3) (4) ..................................................................      502,625       1.1%
Steven J. Nevill (5) ......................................................................       13,500         *
Steven R. Berrard (6) .....................................................................    7,977,104      17.8%
Thomas C. Byrne (1) (7)....................................................................      193,893         *
Robert L. Johnson..........................................................................            0         *
Ruth M. Owades (8).........................................................................      361,474         *
Kenneth G. Puttick (9) (10)................................................................    1,155,000       2.6%
Kenneth Royer (11) ........................................................................       51,997         *
Andrew W. Williams (12)....................................................................    1,056,559       2.4%
All Directors and Executive Officers as a Group (13) ......................................   15,215,151      33.8%

------------------

* Less than one percent.

  (1)  Includes 3,375 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
  (2)  Includes 20,250 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
  (3)  Includes 30,375 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
  (4)  Mr. Phillips owns his shares of common stock jointly with his spouse.
  (5)  Consists of 13,500 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
  (6)  The aggregate amount of our common stock deemed beneficially owned by Mr. Berrard consists of 7,977,104 shares owned by New River. Mr. Berrard controls and beneficially owns his interests in New River indirectly through other entities.
  (7)  The aggregate amount of our common stock beneficially owned by Mr. Byrne consists of 190,518 shares owned directly by him, but does not include any shares owned by New River. Mr. Byrne has a non-controlling interest in New River.
  (8)  Includes 8,500 shares of our common stock owned jointly with her husband and 7,340 shares of our common stock subject to options owned by Ms. Owades' husband, which options are exercisable within 60 days of the date of this prospectus.
  (9)  Includes 637,000 shares held by Puttick Enterprises, of which Mr. Puttick is President, director and owner.
 (10)  Includes 60,000 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
 (11)  Includes 4,966 shares of our common stock subject to options that are exercisable within 60 days of the date of this prospectus.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (12)  Includes 383,453 shares of our common stock owned jointly with Mr. Williams' wife, 85,883 shares of our common stock held for the benefit of Mr. Williams' children, 39,285 shares of our common stock owned by
       Mr. Williams' wife, 2,160 shares of our common stock owned by Mr. Williams' son, 47,378 shares of our common stock owned by Equity Resource Group of Indian River County, Inc., of which Mr. Williams is president, director and majority owner, and 77,000 shares of our common stock owned by Confidential
       Investment Services, Inc., of which Mr. Williams is sole owner. Also includes 25,000 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.
 (13)  The shares shown for all directors and executive officers as a group include 168,181 shares of our common stock subject to options which are exercisable within 60 days of the date of this prospectus.

                                 LEGAL MATTERS

     Legal matters regarding the validity of our common stock offered under this prospectus will be passed upon on our behalf by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Some attorneys employed by Akerman, Senterfitt & Eidson, P.A. own shares of our common stock.

                                    EXPERTS

     The audited consolidated financial statements as of August 31, 1999 and 1998 and for the years then ended of Gerald Stevens, Inc., incorporated by reference in this Registration Statement and included in our Annual Report on Form 10-K for the year ended August 31, 1999, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of such firm as experts in giving said reports.

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended August 31, 1997 included in our Annual Report on Form 10-K for the year ended August 31, 1997, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's, report, given on their authority as experts in accounting and auditing.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We incorporate by reference the following documents which we have filed with the Commission under the Exchange Act:

          (1) Our Annual Report on Form 10-K for the fiscal year ended August 31, 1999.

          (2) The description of our common stock contained in our Registration Statement on Form 10, dated April 27, 1971.

     You should consider all documents we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering of our common stock to be incorporated by reference in this prospectus. You should consider any statement contained in this prospectus or in a document incorporated or considered to be incorporated by reference in this prospectus to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is or is considered to be incorporated by reference in this prospectus modifies or supersedes that statement. You should not consider any statement modified or superseded in this manner, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless exhibits are specifically incorporated by reference into the requested documents). Please direct requests for documents to Sheri O'Neill, Gerald Stevens, Inc., 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954) 713-5000.

                         WHERE YOU CAN FIND MORE INFORMATION

     We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement because the Commission's rules and regulations permit us to omit some of the information. For further information pertaining to our company and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits and the financial statements, notes and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the content of any contract or other document referred to in the prospectus or registration statement are not necessarily complete. In each instance reference is made to the copy of the contract or other document filed as an exhibit to this registration statement, and each statement is qualified in all respects by reference to the contract or other document.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website that contains reports, proxy and information statements, and other information, regarding issuers that file electronically with the Commission. You can access the Commission's website at http://www.sec.gov.